UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Clearfield, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-16106
(State or other jurisdiction of incorporation)	(Commission File Number)

7050 Winnetka North, Suite 100 Brooklyn Park, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

Daniel Herzog (763) 476-6866
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Clearfield, Inc. (the “Company”) is filed for the reporting period from January 1, 2024 to December 31, 2024 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at www.seeclearfield.com/conflict-minerals.html.

Any reference in this Form SD to the Company’s corporate website, and the contents thereof, is provided for convenience only. Such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Clearfield, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEARFIELD, INC.

/s/ Daniel Herzog	May 30, 2025
By: Daniel Herzog, Chief Financial Officer	Date